Exhibit 99.1

Logistic Properties of the Americas Announces Second Quarter 2024 Earnings Results

Yearly Revenue Growth of 10% Highlights Strong Performance

SAN JOSÉ, Costa Rica, August 14, 2024 – Logistic Properties of the Americas (NYSE American: LPA) (together with its subsidiaries, “LPA” or the “Company”), a leading developer, owner, acquirer and manager of logistic and industrial real estate of international quality in Central and South America, and one of the few, internally managed, vertically-integrated, and institutional platforms operating across the region, today announced unaudited financial results for the three months ended June 30, 2024 (“second quarter 2024” or “2Q24”). Financial results are expressed in U.S. dollars and are presented in accordance with International Financial Reporting Standards (“IFRS”), which differs in certain significant respects from U.S. GAAP. This information should be read in conjunction with, and is qualified in its entirety by reference to, the Company’s consolidated financial statements, including the notes thereto. Financial results are preliminary and subject to year-end audit and adjustments. All comparisons in this announcement are year-over-year (“YoY”), unless otherwise noted. LPA’s financial results are stated in US dollars unless otherwise noted.

2Q24 Financial and Operating Highlights

●	Operating portfolio occupancy ended 2Q24 at 94.6%, due to expected lease expirations in Colombia and Peru.

●	Average rent per square foot increased 11.3% YoY to $ 7.87 in 2Q24 from $7.07 in 2Q23 and is in line with embedded automatic escalators that the company has in its contracts.

●

Revenue increased 10.0% to $11.0 million in 2Q24, primarily due to increases of 20.7% in Peru and 9.3% in Costa Rica, more than offsetting a 2.3% decline in Colombia primarily attributable to the sale of a building during the fourth quarter of 2023.

●	Net Operating Income (NOI) increased 6.2% to $ 9.2 million in 2Q24 from $8.7 million in 2Q23, and Same-Property Cash NOI Increased 8.5% during the same period.

●	Net Earnings Attributable to Owners of the Company reached $9.9 million, compared with a Net Loss of $4.8 million in 2Q23. Earnings per Share Attributable to Owners of the Company-basic and diluted of $ 0.31, up from a loss of $0.17 in 2Q23.

●	In April 2024, the Company refinanced secured loans of $46.6 million with BAC Credomatic, S.A. with a new secured facility of $60.0 million with the same lender, to continue financing the development of the La Verbena Logistics Park in Costa Rica. The new secured facility bears a lower interest rate (from 378 bps to 200 bps above SOFR) and extends the maturity date from July 2031 to April 2039.

Subsequent Events

●	On July 15, 2024, LPA announced that Françoise Lavertu and Javier Marquina had been appointed as independent directors, augmenting the Company’s board to a total of seven members and the number of independent directors to six.

CEO Commentary

LPA’s portfolio of operating assets delivered a solid performance in the second quarter of 2024, driven by favorable underlying market trends and leasing dynamics. Revenues increased 10% year-over-year to $11.0 million, as more of our leases were marked-to-market upon renewals, and we signed leases for a recently completed industrial park in Costa Rica with several tenants, including a Fortune 500 company. Our net operating income grew 6.2% to $9.2 million for the second quarter. It is important to note that G&A expenses were markedly higher, mainly due to one-time costs related to LPA going public, and additional costs which will be recurring as we assume heightened auditing and reporting obligations under US regulations.

The quarter also brought unexpected fee income obtained from releasing certain shareholders from lock-up agreements when LPA’s share price activity warranted these releases. The cash benefit bolsters our funding toward expanding LPA’s portfolio.

Our operating GLA increased 7.5% to 5.0 million square feet during the first half of 2024, with leased GLA decreasing 5.9% to 5.0 million square feet. Stabilized occupancy decreased 540 basis points to 94.6% during the same period, as we are patient and highly selective in our re-leasing efforts, particularly in Colombia, where positive mark-to-market spreads can range between 25% and 40%. The lack of incoming supply in this market over the last 18 months allows us to search for higher-value and option-constrained tenants who need our premium product.

Our finance team continues to identify ways to increase LPA’s capital efficiency. In April, we successfully refinanced the $60 million facility for our La Verbena Logistics Park in Costa Rica. With this refinancing, we lowered the interest rate by 178 basis points and extended the maturity profile of the facility to a 20-year amortization tenor.

To conclude, we believe our future remains bright, and LPA is only in its early stages. Based on our strong track record of success, we intend to continue focusing on delivering world-class products and capital solutions for our tenants, and investing patiently, all while maintaining a high level of operational excellence.

Esteban Saldarriaga

Chief Executive Officer

Real Estate Portfolio

	Real Estate Portfolio
	As of June 30, 2024	As of December 31, 2023	As of June 30, 2023
Number of operating real estate properties	29	28	28
Operating GLA (sq. ft)	4,965,171	4,618,806	4,615,743
Leased area (sq. ft)	4,996,538	5,308,454	4,681,774
Number of tenants	50	53	53
Average rent per square foot	7.87	7.80	7.07
Weighted average remaining lease term	5.3 years	5.3 years	5.1 years
Stabilized occupancy rate (% of GLA)	94.6%	100.0%	99.4%

Financial Performance

Revenues

(amounts expressed in thousand dollars, unless otherwise noted)

	Three- months ended June 30
	2024	2023	% Chg.
Rental revenue
Colombia	2,019	2,067	-2.3%
Peru	2,935	2,433	20.7%
Costa Rica	5,993	5,482	9.3%
Unallocated revenue	40	8	375.6%
Total revenue	10,987	9,990	10.0%

Investment Property Operating Expenses

(amounts expressed in thousand dollars, unless otherwise noted)

	Three- months ended June 30
	2024	2023	% Chg.
Investment property operating expense
Colombia	-291	-259	12.5%
Peru	-545	-483	12.7%
Costa Rica	-872	-541	61.3%
Total Investment Property Operating expense	-1,708	-1,283	33.2%

Operating Performance

(amounts expressed in thousand dollars, unless otherwise noted)

	Three- months ended June 30
	2024	2023	% Chg.
Total revenues	10,987	9,990	10.0%
Total investment property operating expense	-1,708	-1,283	33.2%
General and administrative	-4,557	-1,076	323.4%
Investment property valuation gain	4,551	305	NM
Interest income from affiliates	0	158	-100.0%
Financing costs	-5,809	-12,135	-52.1%
Net foreign currency (loss) gain	-158	64	-345.6%
Gain on sale of asset held for sale	0.0	1,023	-100.0%
Other income	10,838	53	NM
Other expenses	-1,172	-54	NM
Profit (loss) before taxes	12,971	-2,955	NM
Income tax expense	-539	-1,808	-70.2%
PROFIT(LOSS) FOR THE PERIOD	12,432	-4,763	NM
NM- not meaningful

Supplemental Information

Please refer to LPA’s quarterly Supplemental Information and Management Discussion and Analysis, available on the Company’s Investor Relations website at https://ir.lpamericas.com

2Q24 Earnings Conference Call

When: 9:00 a.m. Eastern time, August 15, 2024

Who: Mr. Thomas McDonald, Chairman of the Board, Mr. Esteban Saldarriaga, Chief Executive Officer, Mr. Paul Smith, Chief Financial Officer, Ms. Annette Fernandez, Chief Operating Officer, Ms. Juliana Dominguez, Investor Relations

Dial-in: 1 800 715 9871 (U.S. domestic); 1 646 307 1963 (International)

Passcode: 7886580

Pre-Register: You may pre-register at any time: click here. To access LPA’s financial results call via telephone, callers need to press # to be connected to an operator.

Webcast: click here

The call recording will also be available for replay on LPA’s website for a limited time.

About Logistic Properties of the Americas

Logistic Properties of the Americas is a leading developer, owner, and manager of institutional quality, Class A industrial and logistics real estate in high-growth and high-barrier-to-entry markets in Central and South America. LPA’s customers are multinational and regional e-commerce retailers, third-party logistic operators, business-to-business distributors, and retail distribution companies. LPA expects its strong customer relationships and insight to enable future growth through the development and acquisition of high-quality, strategically located facilities in its target markets. As of June 30, 2024, LPA consisted of an operating and development portfolio of thirty-four logistic facilities in Colombia, Peru and Costa Rica totaling more than 491,000 square meters (or approximately 5.3 million square feet) of gross leasable area. For more information visit https://ir.lpamericas.com

Forward-Looking Statements

This press release contains certain forward-looking information, which may not be included in future public filings or investor guidance. The inclusion of forward-looking information in this press release should not be construed as a commitment by LPA to provide guidance on such information in the future. Certain statements in this press release may be considered forward-looking statements within the meaning of the U.S. federal securities laws. Forward-looking statements include, without limitation, statements about future events or LPA’s future financial or operating performance. These forward-looking statements regarding future events and the future results of LPA are based on current expectations, estimates, forecasts, and projections about the industry in which LPA operates, as well as the beliefs and assumptions of LPA’s management. These forward-looking statements are only predictions and are subject to known and unknown risks, uncertainties, assumptions and other factors beyond LPA’s control that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. They are neither statements of historical fact nor promises or guarantees of future performance. Therefore, LPA’s actual results may differ materially and adversely from those expressed or implied in any forward-looking statements and LPA therefore caution against relying on any of these forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by LPA and its management, are inherently uncertain and are inherently subject to risks variability and contingencies, many of which are beyond LPA’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the possibility of any economic slowdown or downturn in real estate asset values or leasing activity or in the geographic markets where LPA operates; (ii) LPA’s ability to manage growth; (iii) LPA’s ability to continue to comply with applicable listing standards of NYSE American; (iv) changes in applicable laws, regulations, political and economic developments; (v) the possibility that LPA may be adversely affected by other economic, business and/or competitive factors; (vi) LPA’s estimates of expenses and profitability; (vii) the outcome of any legal proceedings that may be instituted against LPA and (viii) other risks and uncertainties set forth in the filings by LPA with the U.S. Securities and Exchange Commission. There may be additional risks that LPA does not presently know or that LPA currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Any forward-looking statements made by or on behalf of LPA speak only as of the date they are made. Except as otherwise required by applicable law, LPA disclaims any obligation to publicly update or revise any forward-looking statements to reflect any changes in their respective expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. Accordingly, you should not place undue reliance on forward-looking statements due to their inherent uncertainty.

Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made.

Investor Relations Contacts

Juliana Dominguez

Logistic Properties of the Americas

+57 601-518-5124

juliana@lpamericas.com

Barbara Cano/Ivan Peill

InspIR Group

barbara@inspirgroup.com / ivan@inspirgroup.com